Exhibit 99.1

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2026

SL SPV-2, L.P.

By: SLTA SPV-2, L.P., its general partner
    By: SLTA SPV-2 (GP), L.L.C., its general partner
        By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal Officer

SLTA SPV-2, L.P.

By: SLTA SPV-2 (GP), L.L.C., its general partner
    By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal Officer

SLTA SPV-2 (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief Legal Officer

Silver Lake Partners IV, L.P.

By: Silver Lake Technology Associates IV,
    L.P., its general partner
    By: SLTA IV (GP), L.L.C., its general
       partner

        By: Silver Lake Group, L.L.C., its
           managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief
          Legal Officer

Silver Lake Technology Investors IV, L.P.

By: Silver Lake Technology Associates IV,
    L.P., its general partner
    By: SLTA IV (GP), L.L.C., its general
       partner

        By: Silver Lake Group, L.L.C., its
           managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief
          Legal Officer

Silver Lake Technology Associates IV, L.P.

By: SLTA IV (GP), L.L.C., its general partner
    By: Silver Lake Group, L.L.C., its
         managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief
          Legal Officer

SLTA IV (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing
member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief
             Legal Officer

Silver Lake Partners V DE (AIV), L.P.

By: Silver Lake Technology Associates V,
L.P., its general partner
By: SLTA V (GP), L.L.C., its general
partner

      By: Silver Lake Group, L.L.C., its
managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief
             Legal Officer

Silver Lake Technology Investors V, L.P.

By: Silver Lake Technology Associates V,
L.P., its general partner
By: SLTA V (GP), L.L.C., its general
partner

      By: Silver Lake Group, L.L.C., its
managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief
             Legal Officer

Silver Lake Technology Associates V, L.P.

By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its
managing member

By: /s/ Justin G. Hamill
    Name: Justin G. Hamill
    Title: Managing Director and Chief
             Legal Officer

SLTA V (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Justin G. Hamill
      Name: Justin G. Hamill
      Title: Managing Director and Chief Legal Officer

Silver Lake Group, L.L.C.

By: /s/ Justin G. Hamill
      Name: Justin G. Hamill
      Title: Managing Director and Chief Legal Officer